Exhibit E

JOINT VENTURE AGREEMENT

THIS JOINT VENTURE AGREEMENT (this “Agreement”) is entered into this 24th day of September, 2019 (the “Effective Date”) by and between:

Bloom Energy Corporation, a corporation duly organized and validly existing under the laws of the State of Delaware, United States of America with its head corporate office at 4353 North 1st Street, San Jose, California 95134 (“Bloom Energy”); and

SK Engineering & Construction Co., Ltd., joint stock company (chusik hoesa in Korean) duly organized and validly existing under the laws of the Republic of Korea (“Korea”) with its registered office at Insa-dong7gil 32, Jongno-gu, Seoul, Republic of Korea (“SK”); and

Each of SK and Bloom Energy are referred to individually as a “Party,” and collectively as the “Parties.”

RECITALS

WHEREAS, Bloom Energy researches and develops, manufactures, supplies, operates, and maintains a proprietary solid oxide fuel cell generation solution known as the Bloom Energy Server®;

WHEREAS, SK develops, permits, arranges financing for, and sponsors electricity generation projects in Korea utilizing Bloom Energy Servers® and provides engineering, procurement, and construction services for such projects;

WHEREAS, Bloom Energy has appointed SK as one of its preferred distributors of Bloom Energy Servers® in Korea pursuant to that certain Preferred Distributor Agreement with SK dated as of November 14, 2018, as amended by that certain Amendment No. 1 to Preferred Distributor Agreement dated December 19, 2018, and that certain Amendment No. 2 to Preferred Distributor Agreement dated January 30, 2019 (as amended, amended and restated, or modified from time to time in accordance with its terms, the “PDA”);

WHEREAS, the Parties desire to establish and operate a joint venture company in Korea (the “JV Company”) in order to increase the portion of the Korean supply, assembly and manufacture of the Systems distributed in Korea; and

WHEREAS, the Parties desire to enter into this Agreement to regulate their respective rights and obligations with respect to the operations and management of the business and affairs of the JV Company in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual premises and covenants set forth below, the Parties hereby agree as follows:

AGREEMENT

ARTICLE 1. DEFINITIONS AND INTERPRETATION

1.1 Definitions. As used in this Agreement, capitalized terms used in this Agreement shall have the meanings given to them in Schedule 1.

1.2 Interpretations. The interpretation principles set forth in Schedule 1 shall apply to the interpretation of this Agreement.

Execution Version

ARTICLE 2. PURPOSE

2.1 Purpose. The purpose of this Agreement is for the Parties to jointly promote the business of the JV Company through the establishment, ownership and operation of the JV Company by the Members. The Members shall work together to ensure that the JV Company (and, where applicable, the Management Team, the Board of Directors, and the employees of the JV Company) complies with the terms of this Agreement, and that the JV Company:

(a) and the Business (as defined below) is operated, managed, administered and conducted in accordance with this Agreement, the Articles of Incorporation and other JV Transaction Documents, and applicable Laws;

(b) is operated in a manner to protect the intellectual property and trade secrets of the Members;

(c) is operated in a commercially reasonable manner, to maximize the JV Company’s economic return and to ensure its efficiency, productivity and competitiveness; and

(d) conducts its business in cooperation with the Members.

2.2 Joinder Agreement of the JV Company. Upon the establishment and incorporation of the JV Company in accordance with the terms and conditions contained herein, the Members shall cause the JV Company to enter into a joinder agreement in the form and substance attached hereto as Exhibit A, such that the JV Company shall be bound by, and shall assume all rights and obligations applicable to it as the JV Company under, this Agreement as if this Agreement were entered into by and among SK, Bloom Energy and the JV Company. For the avoidance of doubt, SK and Bloom Energy hereby agree that this Agreement shall immediately be valid and effective among them upon the execution of this Agreement by them, even before the execution of the joinder agreement by the JV Company.

2.3 No Impairment. The Members shall ensure that the JV Company does not, by amendment of the Articles of Incorporation or of any of its other organizational documents, or through any reorganization, recapitalization, transfer of assets, consolidation, merger, distribution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, or impair or seek to impair the rights of the Members hereunder, but will at all times in good faith assist in the carrying out of all the provisions of this Agreement and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the Members against such impairment.

ARTICLE 3. FORMATION OF THE JV COMPANY

3.1 Incorporation. As soon as practicable (but in no event later than twenty (20) Business Days) following the satisfaction (or waiver by the Members entitled to the benefit thereof) of the Member’s respective Conditions Precedent to contribute their respective portion of the Initial Capital Contributions to the JV Company, as set forth in Section 3.4 below, the Members shall establish and incorporate the JV Company under the Laws of Korea as a limited liability company (yuhan hoesa in Korean). The Members shall cooperate with each other with respect to the incorporation process, and the Members and the JV Company shall each bear their respective fees and expenses incurred during the process of incorporation of the JV Company.

3.2 Units. The ownership interests of the JV Company shall be composed of units, consisting of Class A Units and Class B Units.

3.3 Initial Capital Contributions. At the time the JV Company is incorporated, Bloom Energy and SK shall each contribute to the JV Company an aggregate amount set forth opposite such Party’s name below (the “Initial Capital Contributions”) for the subscription of that number of Class A Units and/or Class B Units, as applicable, set forth opposite such Party’s name below.

Member Name	Initial Capital Contribution Amount	Units	Control Ratio
Class A Units
Bloom Energy	KRW 120,000,000	100,000	51.24%
SK	KRW 114,000,000	95,000	48.67%
Class B Units
Bloom Energy	*	*	*
SK	KRW 846,000,000	705,000	0.09%
Total
Bloom Energy		100,000	51.24%
SK		800,000	48.76%

Each Member shall make payment of the its Initial Capital Contribution by wire transfer in immediately available funds in Korean Won to the JV Company’s bank account.

3.4 Conditions Precedent. The obligation of each Member to consummate the transactions contemplated hereby, including without limitation contributing its respective portion of the Initial Capital Contributions, shall be subject to the satisfaction (or waiver by the Member entitled to the benefit thereof) of the following conditions (each, a “Condition Precedent”):

(a) each of the representations and warranties of the other Member contained herein shall be true and correct in all material respects on and as of the Effective Date and the date of the Initial Capital Contributions;

(b) all Governmental Approvals and corporate authorizations, consents, and approvals required for the transactions contemplated hereby, including for the Initial Capital Contributions, shall have been obtained and remain in effect; and

(c) no decision, injunction, judgment, settlement or order (whether oral or written) rendered by any governmental entity shall be pending or threatened which (i) challenges to or seeks to prohibit, delay or restrict the consummation of any of the transactions contemplated under this Agreement or (ii) questions the validity or legality of any of the transactions contemplated under this Agreement.

(d) The Parties have reached mutual agreement on all terms and conditions of each JV Transaction Document and each JV Transaction Document has been executed.

3.5 Corporate Name. The name of the JV Company shall be “Bloom SK Fuel Cell, Ltd.” Notwithstanding the foregoing, if Bloom Energy or SK no longer holds and owns any Units, then the Member who no longer holds the Units shall have the right, in its sole discretion, to require the JV Company to immediately: (a) omit its name from the JV Company’s corporate name; and (b) cease using its name, trademarks or trade names in any manner whatsoever in connection with the Business. The Member which no longer holds the Units may exercise the foregoing right by providing written instructions to the JV Company and the other Member. In such case, the JV Company and the Members hereby agree to take all necessary action in order to implement the foregoing, including convening a General Meeting and voting their respective Units to approve the name change of the JV Company to comply with this Section 3.5.

3.6 Place of Business. The registered and principal place of business of the JV Company shall be located at a place to be determined by the Members. Subject to the approval by the Board of Directors in accordance with this Agreement, the JV Company may establish from time to time branches and/or other business offices.

3.7 Units and Certificates. The Units issued by the JV Company shall be in registered form. The JV Company shall issue certificates evidencing the Units and shall maintain a unitholders registry, which shall identify the Members along with the number of Units held by each Member.

ARTICLE 4. ADDITIONAL CAPITAL CONTRIBUTIONS

4.1 Additional Capital Contributions. If, at any time, the JV Company (1) has available cash of less than the KRW equivalent of USD $720,000 (the “Minimum Cash Balance”) on a given date at the Applicable Exchange Rate on such given date; or (2) is, based on a three (3) month forecast to be conducted on a rolling monthly basis, is forecasted by the JV Company to lack the Minimum Cash Balance during the three (3) month forecast period for a given rolling monthly forecast (each, an “SK Additional Contribution Trigger”), SK shall make an SK Additional Contribution in accordance with this Article 4.

(a) SK Additional Contribution Cap Amount. In no event shall SK’s liability for an SK Additional Contribution required pursuant to this Article 4 exceed the then applicable SK Additional Contribution Cap Amount, both amounts of which shall be determined as of the date such SK Additional Contribution is made. In the event that the funding needs of the JV Company exceed the SK Additional Contribution Cap Amount, Bloom Energy, SK and the JV Company shall discuss and determine the manner in which to address such additional funding needs of the JV Company; provided, that in no event shall such funding result in the voting rights of Bloom Energy (through its Class A Units) falling below the voting requirements set forth in Section 4.1(e)(i).

(b) SK Additional Contribution Method. The JV Company may, upon the occurrence of an SK Additional Contribution Trigger, deliver written notice to SK (the “Contribution Call Notice”) stating:

(i) the applicable SK Additional Contribution Trigger (together with information and materials that substantiate the trigger of the applicable SK Additional Contribution Trigger);

(ii) the aggregate amount of cash (in USD) to be contributed by SK pursuant to this Article 4 (the “Additional Contribution Amount”), which shall be an amount equal to the amount required by the JV Company to maintain the Minimum Cash Balance upon contribution of the Additional Contribution Amount; provided, that the Additional Contribution Amount shall not exceed an amount that would result in the Outstanding SK Additional Contribution Amount to exceed the SK Additional Contribution Cap following the contribution of such Additional Contribution Amount (such contribution, the “SK Additional Contribution”); and

(iii) the date on which the SK Additional Contribution is to be made, which shall be (A) within fifteen (15) days of the Contribution Call Notice in the event the Contribution Call Notice is being delivered pursuant to Section 4.1(1), and (B) within thirty (30) days of the Contribution Call Notice in the event the Contribution Call Notice is being delivered pursuant to Section 4.1(2); provided, that if the date on which the SK Additional Contribution is due falls on a Saturday, Sunday, or holiday on which banks are closed (in each case, in Korea), then such due date shall be deemed to be the immediately preceding Business Day (in Korea).

SK Additional Contributions shall be made in Korean Won using the Applicable Exchange Rate on the date five (5) Business Days prior to the date of the General Meeting of Members to approve the issuance of the Class B Units applicable to the relevant SK Additional Contribution.

(c) Governmental Approvals. The consummation of the SK Additional Contribution in accordance with the terms set forth in the foregoing shall be, subject to the receipt of all required Governmental Approvals (if any), consummated on or prior to the contribution date set forth in the Contribution Call Notice; provided, that such deadline shall be extended on a day-for-day basis if such SK Additional Contribution would violate applicable law in the absence of the receipt of all required Governmental Approvals (if required). SK shall, upon receipt of a Contribution Call Notice, immediately begin all processes necessary to obtain Governmental Approvals (if required) on or prior to the contribution date set forth in the Contribution Call Notice.

(d) Distribution Preference. In any given year, if and when the Members may declare a distribution of any cash as dividend in accordance with the Korean Commercial Code (the “KCC”) and Section 13.7, such distribution shall be paid to the Members as follows:

(i) First, to SK in its capacity as Class B Unit holder, prior to and in preference to any payment of any other cash distribution on the Class B Units and Class A Units, until such holder has received the amount equal to the aggregate accrued and unpaid Agreed Return (the “Agreed Return Distribution Preference”);

(ii) Second, after the SK has received the Agreed Return Distribution Preference, to SK in its capacity as Class B Unit holder, prior to and in preference to any payment of any other cash distribution on the Class A Units, until SK has received the aggregate Outstanding SK Additional Contribution Amount, recouped as permitted by the KCC (the “SK Additional Contribution Settlement”);

(iii) Third, after SK in its capacity as the Class B Unit holder has received the SK Additional Contribution Settlement, to SK in its capacity as Class A Unit holder, prior to and in preference to any payment of any other cash distribution on the Class A Units, until it has received the Overage amount calculated pursuant to Section 6.5(a)(iii) that have not yet been received by distribution (the “Overage Distribution Preference” and together with the Agreed Return Distribution Preference and the SK Additional Contribution Preference, the “Distribution Preference”); and

(iv) Fourth, after SK in its capacity as Class A Unit holder has received the Overage Distribution Preference, to Bloom Energy and SK in their capacities as the holders of Class A Units on a pro-rata basis in accordance with their respective voting interests in Class A Units.

The “Agreed Return” shall mean the aggregate amount derived from applying the agreed return rate of five point two percent (5.2%) per annum to the aggregate amount of (a) the Outstanding SK Additional Contribution Amount, together with (b) any accrued Agreed Return from prior fiscal years which remains undistributed pursuant to the Agreed Return Distribution Preference.

(e) Additional Capital Contribution Principles. The Parties shall adhere to the following principles in connection with SK Additional Contributions:

(i) For the avoidance of doubt and notwithstanding anything to the contrary, Bloom Energy shall continue to hold at least a majority of the voting rights of the JV Company pursuant to its ownership of the Class A Units and in no event shall any SK Additional Contribution, individually or in the aggregate, result in the voting rights of Bloom Energy (through its Class A Units) falling below fifty and one-hundredths percent (50.10%) of the total issued and outstanding voting Units of the JV Company.

(ii) The JV Company shall be prohibited from fulfilling any funding needs with debt financing unless otherwise agreed to by both the Members.

ARTICLE 5. ARTICLES OF INCORPORATION

Promptly after the Effective Date, the Members shall negotiate in good faith the Articles of Incorporation to be adopted by the JV Company. The Articles of Incorporation shall be prepared in both Korean and in English and the English version shall prevail in the event of conflict or inconsistency between the Korean and English versions (in such case with the Korean version being amended to correspond to the English version). In the case of any discrepancy or conflict between this Agreement and the Articles of Incorporation, the terms of this Agreement shall prevail and the Members agree to amend, as necessary, the Articles of Incorporation so that the Articles of Incorporation reflect the terms and conditions of this Agreement. If such amendment is necessary, the Members shall prepare the Articles of Incorporation reflecting the terms and conditions of this Agreement, and shall cause the JV Company to convene a General Meeting and/or other relevant corporate proceedings/meetings in order to officially adopt the same.

ARTICLE 6. BUSINESS OF THE JV COMPANY

6.1 Business Purpose. The business purposes of the JV Company shall be to expand the overall market opportunity for the Business by increasing the portion of the Korean assembly and manufacture of the Systems distributed in Korea, and by achieving cost efficiency through the establishment of a local Korean supply chain and manufacturing presence. The business of the JV Company shall consist of (i) the manufacturing and assembly of the portion of the Systems in accordance with the JV Scope (as defined below), (ii) the undertaking of Applications R&D (as defined below), (iii) the sale and distribution of the JV Scope for stationary utility-scale and commercial & industrial applications in Korea in accordance with the terms of this Agreement and (iv) any other activities and businesses as agreed to among the Members and executed through the Board and Management Team (the “Business”).

6.2 JV Scope. The scope of the business of the JV Company involving manufacture and assembly shall consist of (a) the YFP portion of the Bloom Energy Server (each, as defined in the PDA); and (b) the Company-Required Ancillary Equipment (as defined in the PDA) (collectively, the “JV Scope”).

(a) Manufacturing Facilities. Upon satisfaction of all Conditions Precedent, Bloom Energy and SK shall commence development of the manufacturing facility of the JV Company, at a location with the capacity to expand (the “Manufacturing Facilities”). Provided that all Conditions Precedent are satisfied or waived in writing by all Parties, the commencement JV Scope activities at the Manufacturing Facilities shall be targeted for April, 2020 and the initial production capacity of the Manufacturing Facilities shall be determined based on the number of Systems that are or are expected to be Delivered (as such term is defined in the PDA) in 2019 and 2020 for deployment in Korea and fulfilled from the facilities of Bloom Energy located in Delaware, USA (the “Delaware Facilities”) and/or the JV Company. It is the understanding of the Parties that for the Manufacturing Facilities to be operational, the JV Company must receive a minimum Delivery volume of 50 MW each calendar year.

(b) Quality Standards. The components of the JV Scope procured, manufactured and/or assembled by the JV Company shall adhere to the same quality standards required by Bloom Energy and implemented for Systems manufactured and/or assembled elsewhere (the “Bloom Energy Quality Standards”).

(c) Korean Supply Chain. The Parties hereby agree to cause the JV Company to source and procure components required for the JV Scope from suppliers in Korea to the extent that doing so is commercially reasonable. In addition, the Parties shall work collaboratively and exercise reasonable efforts to source and procure from suppliers in Korea components required for the Systems outside of the JV Scope, but which are otherwise as may be agreed to by the Members, if any. The scope of and terms and conditions to be applicable to the procurement of parts from suppliers in Korea shall be determined upon the mutual agreement of the Members.

(d) JV Scope Exclusions. For the avoidance of doubt, under no circumstance will the JV Company engage in the following:

(i) the manufacture of the Fuel Cell Stack or the Fuel Cell Stack integration components of the Hot Box.

(ii) the development of any Intellectual Property pertaining to the System other than the Application IP (as defined below) which is mutually agreed to in advance by Bloom Energy and SK.

(iii) monitoring, operation, maintenance, or replacement of any System.

In addition, all long-term service agreements for any System distributed pursuant to the PDA will be entered into by Bloom Energy, or a non-JV Company affiliate of Bloom Energy (such as Bloom Energy Korea, LLC).

6.3 Sell-Through Model. Sales and purchases with respect to the Systems (or components thereof), as among Bloom Energy, SK and the JV Company, shall be structured pursuant to the principles set forth below.

(a) Sales to SK.

(i) Sales to SK by the JV Company. The JV Scope associated with the first 50 MW of Systems Delivered (as defined in the PDA) in any calendar year to SK will be exclusively sold by the JV Company to SK, unless the Parties unanimously agree that in the case of a particular Delivery, an agreed portion of the JV Scope shall be delivered by Bloom Energy.

(ii) Sales to SK by Bloom Energy. The JV Scope associated with any Systems Delivered in any calendar year in excess of 50 MW shall be sold from Bloom Energy to SK, unless the Parties unanimously agree that in the case of a particular Delivery, an agreed portion of the JV Scope shall be delivered by the JV Company. Each component of the System that does not constitute JV Scope shall be exclusively sold by Bloom Energy to SK.

(iii) SK Procurement. SK shall continue to separately procure the Distributor-Procured Ancillary Equipment (as defined in the PDA) in accordance with the PDA.

(b) Sales to the JV Company.

(i) Sales to the JV Company by Suppliers. The JV Company shall directly source and procure the JV Scope in accordance with Section 6.2(c) to the extent possible and develop its own supply network.

(ii) Sales to the JV Company by Bloom Energy. The Parties anticipate that the JV Scope will be sourced from third parties to the JV Company, and as a result there will be no sale anticipated from Bloom Energy to the JV Company.

(iii) Sales to Bloom Energy or Third Parties. If, under the PDA, SK does not exercise the Distributor ROFR, there is an applicable Exclusion, or the Distributor ROFR is no longer effective (in each case, as defined by the terms of the PDA), then JV Scope associated with such Product (as defined in the PDA) sale may be sold directly from the JV Company to Bloom Energy or to a third party.

6.4 Applications R&D. In the event that any member of the Board (each a “Director”) proposes that an Applications R&D be undertaken, such proposal shall be considered by the Board and with the unanimous approval of the Bloom Energy Directors, which may be withheld in their sole discretion, the Parties shall procure that the JV Company undertake such Applications R&D. The unanimous approval of the Bloom Energy Directors for an Applications R&D shall be required on a case-by-case basis, and any approval provided by the Bloom Energy Directors shall not serve as a “blanket” approval. For purposes hereof, “Applications R&D” shall mean research and development into how the Energy Server can be applied to discrete environments. For the avoidance of doubt, in no event shall any such research and development activities be conducted with respect to the Energy Server itself or any components thereof. In the event that an Applications R&D is approved by the Bloom Energy Directors and funded by SK (such decision to be at the election and agreement of SK), the Parties shall enter into a separate agreement that sets forth terms governing rights and obligations with respect to Application IP, which may include, without limitation, funding commitments, licensing grants or restrictions, and exclusivity or preferential exploitation of such Applications R&D.

6.5 Additional JV Transaction Documents.

(a) PDA.

(i) The intention of the Members as to the PDA is to keep it relatively unchanged. The PDA will be amended only to reflect the sell-through sales structure while preserving the substantive risk allocation between Bloom Energy and SK (the “PDA Amendment”). For example, warranties or other performance guarantees applicable following the commencement of commercial operation will continue to be the standard Bloom Energy warranties and guarantees. Such commitments will continue to be long-term service agreements between the end-use customer and Bloom Energy (or, as Bloom Energy may determine, a non-JV affiliate of Bloom Energy such as Bloom Energy Korea, LLC). The Distributor Excess Performance LD Commitment and related LD Backstop Payment, and Pre-Commissioning Completion Warranty and related Warranty Correction (each, as defined in each PDA) shall continue to apply.

(ii) Under the PDA Amendment, the price paid to Bloom Energy for the Bloom Energy Server (less the YFP) shall be the difference between (a) the Product Pr1tldice (as defined in the PDA), less (b) the Benchmark Price for the JV Scope.

(iii) Under the PDA Amendment, the price paid to the JV Company for the JV Scope shall be not less than the greater of (i) the JV Transfer Price; or (ii) the Benchmark Price for the JV Scope. If SK pays the JV Transfer Price to the JV Company, then the difference between the JV Transfer Price and the Benchmark Price shall be recorded as an “Overage” for purpose of the Overage Distribution Preference.

(b) Bloom Energy License Agreement. A non-exclusive, non-transferrable, non-sublicensable, royalty-free license will be granted by Bloom Energy to the JV Company (but not to any other member) to the extent necessary for the JV Company to perform the JV Scope (the “Bloom Energy License Agreement”). Such license cannot be used to create any Intellectual Property, except as permitted Applications R&D, and is revocable upon any breach of the license conditions or in the event of bankruptcy of the JV Company.

(c) Trademark License. Each Member (or its Affiliates) will enter into (or procure the execution by an applicable Affiliate or) a trademark license agreement with the JV Company (the “Trademark License Agreement”) in order to allow the JV Company to fulfill the purpose of the Business and the implement the Business Plan. The Trademark License Agreement of each Member (or its Affiliates) shall grant to the JV Company the right to use certain brand names, services marks, trademarks, trade dress or other business identifiers, as agreed to among the Members, including “SK” or other marks of SK (or its Affiliates) (the “SK Marks”) and “Bloom” or other marks of Bloom Energy (or its Affiliates) (the “Bloom Energy Marks”).

6.6 Execution of JV Transaction Documents. If and when the Parties reach mutual agreement on all terms and conditions of each JV Transaction Document, all JV Transaction Documents shall be finalized as forms and attached to a binding written instrument the (“JV Transaction Documents Agreement”). Execution of the JV Transaction Documents Agreement shall be a condition precedent to adoption of the Articles of Incorporation of the JV Company, and the Members shall, and the Members shall cause the JV Company and its applicable Affiliates to execute the remaining JV Transaction Documents as soon as practicable (but in no event later than 2 Business Days) following the establishment of the JV Company.

ARTICLE 7. PREEMPTIVE RIGHTS

Any changes in capital structure of the JV Company, including an issuance of any new Units or Equity Securities, shall only be made with the prior written agreement of all the Members. For the avoidance of doubt, the Members shall approve, and shall cause the respective Directors nominated by them to approve, the capital contributions under Section 3.2 above and capital contributions by Bloom Energy that preserve its voting control in accordance with Section 4.1(e)(i). In the event the JV Company issues any new Units or Equity Securities, then the JV Company shall provide and deliver notice to each of its Members, to offer the Members to use its pre-emptive rights wherein the Members shall have pre-emptive rights to subscribe for such new Units or Equity Securities of the JV Company in proportion to the number of Class A Units then held by such Member in the JV Company.

ARTICLE 8. UNIT TRANSFER RESTRICTION

8.1 Transfers and Encumbrances. Each Member covenants and agrees not to Transfer any of its Units and Equity Securities (including any Transfers to any Affiliate(s)), except with the prior written consent of the other Members in accordance with the terms and conditions set forth in this Agreement. The failure of any Member to comply with this Section 8.1 shall constitute a material breach of this Agreement and the non-breaching Member shall be entitled to terminate this Agreement as a result thereof in accordance with Section 16.2(j) below.

(a) Any Transfer permitted under this Agreement shall be subject to Section 8.2 below; provided, however, that for any Transfers to an Affiliate(s) of a Member: (i) the obligations of the transferor Member under this Agreement shall remain unaffected by the proposed Transfer; (ii) the transferee Affiliate executes and delivers a Joinder Agreement in accordance with Section 8.2 below; (iii) the transferor Member shall guarantee the performance by the transferee Affiliate of the obligations under the Joinder Agreement; and (iv) the transferee Affiliate undertakes to re-transfer the Units and Equity Securities back to the transferor Member in the event it is no longer an Affiliate of the transferee Affiliate, it being understood and agreed that failure to re-transfer such Units and Equity Securities within twenty (20) Business Days of the transferee Affiliate ceasing to be an Affiliate shall be deemed to be a material breach of this Agreement by the transferor Member and the transferee Affiliate.

8.2 Joinder. If, in accordance with and subject to the terms and conditions of this Agreement, a Member (“Transferor”) desires to Transfer any Units to a Person (“Transferee”), then the Member transferring Units shall require the transferee, as a condition of the Transfer, to execute and deliver to the JV Company and the other Members a joinder agreement in the form and substance attached hereto as Exhibit B and made a part hereof (the “Joinder Agreement”), confirming that it shall be bound by this Agreement as a Member in respect of each Units transferred thereto.

8.3 Contravention and Damages. Any Transfer of Units or other Equity Securities not made in conformance with this Agreement (i) shall be null and void ab initio, (ii) shall not be recorded in the books of the JV Company and shall not be recognized by the JV Company without the prior written consent of all the Parties and (iii) shall give the other Members and the JV Company the right to claim from the breaching Member all costs, damages and other expenses incurred by such other Members and/or the JV Company arising out of or relating to any such attempted or purported Transfer, including reasonable attorneys’ fees and any costs incurred by the other Members and/or the JV Company to repurchase the breaching Member’s Units and Equity Securities.

8.4 Termination of Obligation. Except in the event of a transfer pursuant to Section 8.1(a) above, if any Member duly Transfers all of its Units and Equity Securities in accordance with the provisions herein, then the obligations and liabilities of such Member under this Agreement shall terminate, except those liabilities accrued up to the date of the said termination, or as otherwise expressly provided in this Agreement, or as otherwise agreed by the Parties in writing.

ARTICLE 9. GENERAL MEETING

9.1 The General Meetings. There shall be ordinary General Meetings and extraordinary General Meetings of Members. The JV Company shall hold ordinary General Meetings within three (3) months after the end of each fiscal year of the JV Company. The date, time and place of such General Meeting shall be determined by the Board. The Parties shall permit the JV Company to hold extraordinary General Meetings from time to time as determined by the Board, provided all necessary requirements (including the proper and timely notice of the meeting) have been duly satisfied. The Representative Director shall serve as the chairman of all General Meetings.

9.2 Notice. The Members shall cause the Representative Director to deliver a written notice of a General Meeting (the “General Meeting Notice”) to all members and other Persons entitled to receive the notice at least fourteen (14) days prior to the date set for the applicable General Meeting. The above period may be shortened or omitted with the written consent of all of the members of the JV Company before any such meeting. The notice shall state the agenda, date, time and place for the meeting. The General Meeting shall resolve only those matters stated in the notice of the meeting, unless all the members, whether present or not, unanimously agree otherwise.

9.3 Quorum. A quorum for a General Meeting shall be the presence of Bloom Energy and, if the matters to be voted on at such General Meeting require an interest greater than that owned by Bloom Energy, shall be both Bloom Energy and SK. No General Meeting shall be validly convened or constituted unless a quorum is present at such meeting.

9.4 Resolution. Except as otherwise provided in this Agreement (including Section 9.5) or where a greater majority is required by the applicable Laws or the Articles of Incorporation, all resolutions at the General Meeting shall be adopted by the affirmative vote of the majority of the voting Units represented, in person or by proxy, at the applicable General Meeting.

(a) Voting Rights. Holders of Class A Units shall be entitled to 4,000 votes for each unit of Class A Units held by such holder as of the applicable record date on any matter that is submitted to a vote of the members of the JV Company. Class B Units shall be entitled to 1 vote for each unit of Class B Units held by such holder as of the applicable record date on any matter that is submitted to a vote of the members of the JV Company.

9.5 Matters Requiring Unanimous Consent. Notwithstanding anything to the contrary contained in this Agreement, the consent of both Bloom Energy and SK shall be required for each of the actions of the JV Company listed in Schedule 3. Without limiting the generality of the foregoing, the Members and the JV Company shall take all necessary actions to implement the foregoing, including but not limited to, effecting any amendments to the Articles of Incorporation and other constitutional documents of the JV Company, to ensure that the affirmative vote of both Bloom Energy and SK at a General Meeting is required to adopt any of the items set out in Schedule 3.

9.6 Minutes. The proceedings of General Meetings and the results thereof shall be recorded in the minutes which shall be signed by the chairman of such meeting and the Directors present and kept at the registered head office of the JV Company.

ARTICLE 10. THE BOARD OF DIRECTORS

10.1 Board of Directors. Except as otherwise required by applicable Law, the Articles of Incorporation or this Agreement, the responsibility for the direction and supervision of the JV Company shall be vested in the Board of Directors. The Board may delegate its authorities to certain appropriate directors and officers of the JV Company in accordance with this Agreement, applicable Laws and the Articles of Incorporation, as may be applicable.

10.2 Directors. Each of the Members shall exercise its respective voting rights in the JV Company and shall take such other steps as are necessary to ensure the following:

(a) The Board of Directors shall consist of five (5) Directors.

(b) Of the members of the Board, Bloom Energy shall be entitled to nominate and have elected three (3) Directors (the “Bloom Energy Directors”) and SK shall be entitled to nominate and have elected two (2) Directors (the “SK Directors”). The term for each Director shall be three (3) years; provided, however, that such term may be extended until the close of the ordinary General Meeting concerning the last fiscal year that ended during the term of the applicable Director. Any vacancy created in the Board shall be filled by the Member that originally nominated the absent Director causing the vacancy. The term of office for the newly nominated Director shall be for the remainder of the term of the prior Director. If Bloom Energy or SK wishes to change its nominated Director(s), with or without cause, the other Members shall vote its respective voting Units in compliance with the Member desiring to change its nominated Director(s).

(c) At the time of the completion of any Transfer of all of the Units held by a Member, unless for the Transfer to Affiliates pursuant to Section 8.1(a), such Member shall procure the resignation of each Director appointed by it.

(d) A Member may, at its sole discretion, remove at any time any Director nominated by such Member, in which event such Member shall have the power to nominate a substitute Director; provided, that, if the relevant Director does not resign from his or her office at the request of the nominating Member, the Members shall exercise their respective voting rights in the JV Company to adopt a resolution to dismiss the relevant Director from the position. Any Member removing a Director nominated by it shall fully indemnify and hold harmless the other Members (and its successors, permitted assigns, employees, directors and officers) and the JV Company from and against any and all losses suffered, sustained or incurred by or imposed upon any of them as a result of, relating to or arising out of or in connection with such removal.

(e) The remuneration, bonuses and severance pay of Directors (including the Representative Director) shall be determined by a resolution of the General Meeting.

(f) Bloom Energy shall appoint one of the Bloom Energy Directors as the chairperson of the Board.

10.3 Meeting of the Board of Directors. Meetings of the Board may be called by the Representative Director or the chairperson of the Board. Each Director shall have the right to request that a meeting of the Board be called by the Representative Director. The Board of Directors meeting may be held in or outside of Korea. Without limiting the generality of the foregoing, any Director may take part in the meeting of the Board by means of a communication system of transmitting and receiving sounds (“Audio Conferencing”), without the personal attendance at the meeting. A Director appearing by Audio Conferencing shall be deemed to have attended the meeting at which the Director has so appeared.

10.4 Notice. The JV Company and Bloom Energy shall cause the Representative Director to deliver a written notice stating the agenda, date, time and place of the Board meeting to all the Directors at least ten (10) Business Days prior to the date set for the applicable meeting of the Board. The above period may be shortened or omitted with the written consent of all the Directors prior to any such meeting. Unless all incumbent Directors waive such restriction, no matter may be voted upon at any Board meeting unless such matter is included in the agenda.

10.5 Quorum. A quorum for a meeting of the Board of Directors shall be the presence of at least a majority of Directors then in office, including not less than three (3) Bloom Directors and one (1) SK Director. No meeting of the Board of Directors shall be validly convened or constituted unless the foregoing quorum is present at such meeting.

10.6 Resolutions. Unless otherwise required by the mandatory provisions of applicable Laws, the Articles of Incorporation or this Agreement (including Section 10.7 and Section 10.8), all actions and resolutions of the Board of Directors shall be adopted by the affirmative vote of a majority of the Directors present at a meeting of the Board. For the avoidance of doubt, the chairperson of the meeting of the Board of Directors shall not have a second or casting vote.

10.7 Matters Requiring Unanimous Approval. Notwithstanding anything to the contrary (other than Section 10.8), the unanimous approval of all Directors shall be required for each of the matters listed in Schedule 4. Without limiting the generality of the foregoing, the Members and the JV Company shall take all necessary actions to implement the foregoing, including but not limited to, effecting any amendments to the Articles of Incorporation and other constitutional documents of the JV Company, to ensure that the unanimous approval of all Directors is required to adopt any of the matters set out in Schedule 4.

10.8 Bloom Energy Director Matters. Notwithstanding anything to the contrary (including Section 10.7), matters affecting intellectual property and trade secrets shall solely belong to Bloom Energy Directors. Without limiting the generality of the foregoing, the Members and the JV Company shall take all necessary actions to implement the foregoing, including but not limited to, effecting any amendments to the Articles of Incorporation and other constitutional documents of the JV Company.

10.9 Minutes. Minutes of each meeting of the Board shall be signed by all of the Directors present at the meeting. Minutes of the meeting of the Board shall be kept at the JV Company’s head office.

10.10 Committees of the Board of Directors. The Board of Directors may establish such committees as it deems appropriate from time to time.

ARTICLE 11. MANAGEMENT TEAM; OTHER PERSONNEL

11.1 Representative Director

(a) The JV Company shall have one (1) Representative Director, who shall have a term of three (3) years. The Representative Director shall be appointed, removed and terminated by the Bloom Energy Directors.

(b) The Representative Director shall, in such capacity, be the chief executive officer (CEO) of the JV Company and have the power and authority to be in the general and active charge of the entire business and affairs of the JV Company, including general supervision, direction and control of the Business and the officers of the JV Company, including corporate policy and strategy, and shall have the obligation to manage the day-to-day operations of the JV Company and the respective Business (other than the matters tasked to the COO) and make decisions which do not require approval of the Board of the Members, as well as such other powers and authorities granted pursuant to applicable Laws and the Articles of Incorporation. All employees must be personally approved by the Representative Director (other than the COO).

11.2 Chief Operating Officer. The JV Company shall have one (1) Chief Operating Officer (the “COO”), who shall have a term of three (3) years and shall report to the Representative Director/CEO. The COO shall be appointed, removed and terminated by the SK Directors. The COO shall have the power and authority to implement the operational decisions of the Representative Director, as he or she deems proper, and shall be consulted on major matters affecting the JV Company.

11.3 Finance Personnel. The Representative Director and the COO shall mutually agree on the individual to be hired by the JV Company as the finance employee of the JV Company, which shall be a non-executive level position tasked with undertaking the day-to-day finance matters of the JV Company. Such finance employee shall report to the Representative Director and may be removed and terminated by the Representative Director.

ARTICLE 12. INTELLECTUAL PROPERTY

12.1 Intellectual Property Creation. Except as may be created pursuant to permitted Applications R&D, it is not the intention of the Parties for the JV Company to create or procure any Intellectual Property. The JV Company shall only file patent applications or other Intellectual Property registration upon the unanimous consent of the Bloom Directors. The funding for the costs associated with any Intellectual Property protection for any Intellectual Property resulting from the Applications R&D shall be as mutually agreed to among the Members, as determined at the time that such Applications R&D is approved.

12.2 Joint Intellectual Property. The JV Company shall execute an agreement with Bloom Energy, in which (a) Intellectual Property developed by the JV Company pursuant to permitted Applications R&D (“Applications IP”) is jointly owned by Bloom Energy and the JV Company and (b) all other Intellectual Property developed by the JV Company, not in connection with permitted Applications R&D, is exclusively owned by Bloom Energy.

12.3 License to SK. A royalty-free license (subject to tax law requirements) for use of Applications IP will be granted to SK for uses that are not in competition with Bloom Energy or the deployment of the Energy Server.

ARTICLE 13. ACCOUNTING & FINANCIAL POLICIES

13.1 Fiscal Year. The fiscal year of the JV Company shall begin on January 1 of each year and end on December 31 of the same year; provided, however, that the first fiscal year of the JV Company shall begin on the applicable date of formation of the JV Company and end on the first December 31 occurring thereafter.

13.2 Financial Statements. The Representative Director of the JV Company shall submit to the Board the management accounts, financial statements, including the income statement, balance sheet and related cash flow statement, of the JV Company (the “Financial Statements”) on a monthly, quarterly and annual basis. The Financial Statements shall be prepared in accordance with US GAAP and K-IFRS within seven (7) days after the end of each month and fiscal quarter, and ten (10) days after the end of each fiscal year end for unaudited Financial Statements, and ninety (90) days after the end of each fiscal year end for audited Financial Statements.

13.3 Operating Plan. An operating plan with respect to the Business containing at least the following items (the “Operating Plan”) shall be prepared by the Representative Director and the COO on an annual basis (such initial Operating Plan for a given fiscal year implemented in the first quarter, the “Initial Operating Plan”), which shall be unanimously approved by all members of the Board of Directors. The Initial Operating Plan shall be monitored and updated by the Representative Director and approved by the Bloom Directors (subject to section (h) of Schedule 4) on a quarterly basis starting from the second quarter of a given fiscal year:

(a) Projected builds and sales of each product sold by the JV Company;

(b) Projected inventory levels;

(c) Operating budgets for capital and operating expenditures;

(d) A projected statement of revenues and expenses, and comparison of the prior quarter’s projected versus actual revenues and expenses;

(e) Projected financial statements (balance sheet, income statement, and cash flow statement); and

(f) Projected funding plan for the JV Company, including any required SK Additional Contributions.

The Members shall jointly develop the first and initial Operating Plan for the Business. Thereafter, the Representative Director and the COO of the JV Company shall prepare and submit the Initial Operating Plan for a given fiscal year on an annual basis to the Board for unanimous approval in October of each year. Each Initial Operating Plan shall be subject to unanimous approval by the Board, and each quarterly update shall be subject to the approval only by the Bloom Energy Directors (subject to section (h) of Schedule 4). The Members shall work in full consultation with the Board in the implementation of any approved Operating Plan. In September of each fiscal year, SK shall provide the JV Company a forecast of product sales and related delivery schedule for the upcoming fiscal year, together with timing of receipt of associated sales proceeds.

13.4 Expense Policy. A policy relating to the manner in which costs and expenses of the directors, officers and employees of the JV Company are to be incurred and paid shall be prepared by the Representative Director, the initial policy and any amendments of which shall be unanimously approved by all members of the Board of Directors (the “Expense Policy”).

13.5 Inspection and Other Information. The Members agree to a reasonable open-book approach with respect to the verification of the financial statements of the JV Company. In connection with the above, each Member, through its authorized representatives, shall have at any time during normal business hours, the right (A) to inspect, copy and retain copies of the books and records of the JV Company, and (B) to inspect the properties and physical assets of the JV Company; provided, however, that the costs and expenses incurred from the foregoing inspection and access shall be borne by the Member conducting such inspection and access. All inspection or other activities conducted by a Member pursuant to this Section 13.5 shall be conducted in accordance with applicable Laws and so as not to unreasonably interfere with the conduct of the Business by the JV Company. Pursuant to the foregoing, upon prior reasonable request of a Member, the JV Company shall, and the Members shall cause the JV Company to, provide access to the financial books and records of the JV Company, including invoice records, transaction records and other documentation and information substantiating transactions as well as the following: (i) monthly, quarterly, bi-annual and annual financial statements consisting of the balance sheet, income statement, cash flow statement and statement of costs of goods manufactured, (ii) monthly, quarterly, bi-annual and annual bank statements (with transaction records), (iii) account statements, (iv) cost statements per order and (v) the Operating Plan.

13.6 Books and Records. The JV Company shall maintain, for a period of at least five (5) years from the expiration or termination of the Agreement, all records relating to the Business and its performance, including those set forth under Section 13.5(a) above and any and all records relating to payments made to government, local and foreign government/public officials, or international commercial representatives of the offices of the JV Company or of such other place as determined by the Board. The JV Company shall permit each Party with access to records relating to the JV Company, the Business or to this Agreement upon reasonable request, which shall be made available through hard copies as well as electronic copies, as applicable. At the end of every fiscal year of the JV Company, the books of accounts and records of the JV Company shall be audited at the expense of the JV Company by a Big 4 (or other accounting firm as agreed to by the Members) appointed by the Board who shall report their findings to the JV Company in their originals and to the Members in their duplicate copies.

13.7 Dividend Policy. The Members may, in its discretion, declare what, if any, distribution or dividend of cash shall be paid from the surplus or from the net profit of the JV Company for the preceding fiscal year which is legally available for the purpose. Such cash distribution or dividend may be declared by the Members at any General Meeting, one time per year following receipt of audited financial statements for the preceding fiscal year and approval of the Initial Operating Plan for the following fiscal year pursuant to Section 13.3. Notwithstanding the foregoing, the Members may not, without unanimous Member consent, declare any distribution or dividend that is expected (at the time the determination is made) to result in failure to fully fund the Initial Operating Plan for the upcoming fiscal year without resulting in an SK Additional Contribution Trigger.

ARTICLE 14. DEADLOCK

14.1 Deadlock. In the event of a Deadlock, the provisions of this Article 14 shall apply.

14.2 Initial Consultations. In any case of Deadlock, the Deadlock shall be initially referred to a working group comprised of managerial-level representatives of each of Bloom Energy and SK (the “Member Managers”), who shall discuss the Deadlock in good faith to reach resolution. If the Member Managers cannot reach resolution within sixty (60) calendar days, then the Members shall form a senior executive group comprised of senior executive members of each of Bloom Energy and SK (the “Member Executives”) to engage in additional good faith discussions for an additional thirty (30) calendar days. If the Member Executives cannot reach resolution, then the decision of the Members with respect to the matter that gave rise to such Deadlock will be deemed to be a vote against such matter; provided however that (i) in the event the unresolved dispute involves the failure to approve the Initial Operating Plan, the then-current Operating Plan (with proper adjustments for inflation) shall be carried forward until the dispute is resolved and the Board of Directors agree on a new Initial Operating Plan, and (ii) the Parties shall continue operation of the JV Company in the ordinary course of business during the pendency of any unresolved dispute(s).

14.3 Liquidation. In the event that the Deadlock continues to persist and the Member Executives of each of Bloom Energy and SK are unable to resolve the Deadlock within the period stipulated in Section 14.2, the Parties shall cause the JV to be terminated and proceed with liquidation of the JV Company.

14.4 Conduct of Business. During the process of any Deadlock resolution, the JV Company shall continue to operate its respective Businesses in the ordinary course of business in accordance with the Business Plan and each Member shall cause the JV Company to continue to operate its respective Businesses in such manner.

ARTICLE 15. LIQUIDATION

15.1 Liquidation. The liquidation principles set forth under this Section 15.1 shall apply to any liquidation of the JV Company.

(a) Bloom Preference Assets: establish a structure (e.g. lease, license, passage of title, collateral security and/or other mechanics) under Korean bankruptcy law to provide Bloom Energy with maximum protection in the event of bankruptcy with respect to the following (the “Bloom Preference Assets”), which Bloom Energy shall purchase at fair market value in the event the value of such Bloom Preference Assets exceed the amount contributed into the JV Company by Bloom Energy.

(i) Intellectual Property. All Intellectual Property to which the JV may have any right, title, or interest.

(ii) Energy Servers. All Energy Servers (or components thereof).

(iii) IP Sensitive Equipment. Manufacturing, assembly, or equipment, firmware, and software which contains Intellectual Property of Bloom Energy or the JV.

(b) Class B Units: After distribution of Bloom Preference Assets to Bloom Energy, the holders of Class B Units have preference in the distribution of all assets other than the Bloom Preference Assets, up to the then-existing Distribution Preference amount.

(c) Class A Units: Following distribution of the above, assets are distributed to holders of Class A Units in proportion with their voting percentages of Class A Units.

ARTICLE 16. TERM AND TERMINATION

16.1 Term. This Agreement shall become effective on the Effective Date and shall continue in full force and effect in perpetuity until this Agreement is terminated in accordance with this Article 16 or other applicable provisions hereof.

16.2 Termination. This Agreement may be terminated with immediate effect by providing written notice thereof to the other Party upon the occurrence of one (1) or more of the following events:

(a) by any Member (so long as the following event is not attributable to such Member exercising the right to terminate this Agreement), if the JV Company fails to be established and incorporated within four (4) months following the Effective Date, which can be extended by mutual written agreement of the Members;

(b) By Bloom Energy if SK fails to fund the JV Company as required by this Agreement and the JV Transaction Documents and does not remedy such failure within five (5) Business Days after receipt of written notice from Bloom Energy giving details of the failure and requiring SK to remedy such failure;

(c) By Bloom Energy if SK or its employees or agents breach the intellectual property restrictions in this Agreement, the JV Transaction Documents, or the PDA;

(d) By Bloom Energy if any entity within the SK group of companies (SK “gi-up-jib-dan in Korean) as determined by the Monopoly Regulation and Fair Trade Act competes with the JV Company or Bloom Energy by engaging in the fuel cell business at the time such entity is part of the SK group of companies (SK “gi-up-jib-dan in Korean) (the “SK Group”) or is under the Control of any member of such SK Group;

(e) By Bloom Energy if the Affiliation Restructuring is not completed within one (1) year of the Affiliation Designation or the Members determine that the Affiliation Restructuring is not possible; provided, that, Bloom Energy shall have the right to terminate immediately if in the reasonable judgement of Bloom Energy, the Affiliation Designation is expected to have a material adverse impact on Bloom Energy or its Affiliates (other than the JV Company);

(f) By the non-defaulting Member, in the event of violation of United States export control-related laws and regulations;

(g) By the non-defaulting Member, in the event of violation of Anti-Corruption Laws occurring after the Effective Date that has an adverse impact on the non-defaulting Member (as determined by the non-defaulting Member in its discretion);

(h) By the non-defaulting Member, in the event of a material violation of applicable laws of the Republic of Korea that has a material adverse impact on the JV Company;

(i) By the non-defaulting Member, in the event a Member or its employees or agents breach the confidentiality obligations set forth under Article 20 of this Agreement;

(j) by any Member (so long as the following event is not attributable to such Member exercising the right to terminate this Agreement), if the other Member or its Affiliate, as the case may be, is in material breach of its obligation under this Agreement not set forth above or a material breach of its representations and warranties under Section 19.1(g), and if the breach is capable of remedy, fails to remedy the breach within forty-five (45) calendar days after receipt of written notice from the terminating Member giving details of the breach and requiring the other Member to remedy the breach, in which case the terminating Member shall be permitted to seek any and all of its remedies, in law and/or equity;

(k) by any Member (so long as the following event is not attributable to such Member exercising the right to terminate this Agreement), if the other Member becomes insolvent or makes any assignment for the benefit of creditors or similar transfer evidencing insolvency, or suffers or permits the commencement of any form of insolvency or receivership proceeding, or has any petition under bankruptcy Law filed against it, which petition is not dismissed within sixty (60) calendar days of such filing, or has a trustee, administer or receiver appointed for its business or assets or any part thereof;

(l) by any Member, in the event of a Deadlock event that occurs and is not resolved pursuant to Article 14;

(m) by SK, if the Bloom Energy or its Affiliates solicits, entices or induces the COO to terminate his/her employment with the JV Company; and by Bloom Energy, if any member of the SK Group solicits, entices or induces the Representative Director to terminate his/her employment with the JV Company;

(n) by mutual agreement between the Members.

ARTICLE 17. CONSEQUENCE OF TERMINATION

17.1 No Prejudice. The waiver of the right of termination under this Agreement shall not constitute a waiver of the right to claim damages or the right to terminate for any subsequent cause.

17.2 Liquidation of the JV Company. In the event of termination of this Agreement, the JV Company shall be liquidated. In the event that the JV Company is liquidated pursuant to this Section 17.2, the Members shall meet and agree in good faith with regard to the necessary course of action for any ongoing projects or other outstanding obligations of the JV Company and the Members shall use their best efforts to avoid insolvency of the JV Company.

17.3 Effect of Termination. Upon the termination of this Agreement, all rights and obligations under this Agreement shall become null, void and ineffective, except that the rights and obligations of any Party that have accrued prior to such termination shall not be affected thereby, and any other provisions (including Articles 1, 15, 17, and 20 through 24) which are intended to survive, explicitly or implicitly, shall survive the termination hereof. In the event of termination of this Agreement and liquidation of the JV Company pursuant to Section 17.2, the Parties shall upon request execute any instruments reasonably necessary under applicable Laws to ensure that (a) all Intellectual Property developed by the JV Company is exclusively owned by Bloom Energy; and (b) a royalty-free license (subject to tax law requirements) for use of Applications IP is granted to SK for uses that are not in competition with Bloom Energy or the deployment of the Energy Server, and that the agreements entered into with respect to Applications R&D pursuant to Section 6.4 are preserved.

17.4 Remedies. The right of the Members to terminate this Agreement is not an exclusive remedy, and upon breach of this Agreement, either Member shall be entitled alternatively or cumulatively to any available remedy against the other Member at law or in equity.

ARTICLE 18. COVENANTS

18.1 Non-Competition; Non-Solicitation and Other Restrictions.

(a) Non-Competition. Without obtaining the prior written consent of the other Member, each Member agrees that during the period in which it remains a member of the JV Company, it shall not (and shall ensure that its Subsidiaries do not) directly or indirectly, compete with the manufacturing, assembly, sale and distribution of the JV Scope for stationary utility-scale and commercial & industrial applications in Korea, except in connection with any sale permitted pursuant to Section 6.3(b)(iii).

(b) Non-Solicitation and Other Restrictions. Without obtaining the prior written consent of the other Member, each Member agrees that during the period in which it remains a member of the JV Company, it shall not (and shall ensure that its Subsidiary do not) solicit, entice or induce any employee of the JV Company or the other Members to terminate his/her employment with the JV Company or the other Members, as applicable. For the avoidance of doubt, any individuals seconded by a Member to the JV Company shall not be considered to constitute “employees of the JV Company.”

(c) Reasonable Restriction. Each Member hereby acknowledges that it has carefully read and fully considered the restrictions imposed by the provisions of this Section 18.1, and agrees without reservation that (i) such restrictions are necessary and proper for the reasonable protection of the JV Company and the interests of the Members as members in the JV Company, (ii) each and every one of the restrictions is reasonable and appropriate in respect of subject matter as well as temporal and geographic scope and (iii) the restrictions will not unreasonably interfere with or limit its business opportunities or operations. In the event that any provision of this Section 18.1 is determined by a court of competent jurisdiction to be unenforceable by reason of its being extended over too great a period of time, too large a geographic area or too great a range of activities, but would be valid if deleted in part or reduced in application, such provision shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

18.2 Compliance with Laws; Anti-Corruption Laws.

(a) Each Party shall comply with, and ensure that its officers and employees and contractors comply with, in carrying out the activities under or related to this Agreement or the operation of the JV Company, all laws and regulations of the United States, Korea and all other jurisdictions in which such Member carries out any business or activities, including, without limitation, all applicable Anti-Corruption Laws. In addition, the Parties shall, and the Parties shall cause the JV Company to, comply with all applicable Anti-Corruptions Laws in connection with any transactions involving the JV Company.

(b) To ensure compliance by all relevant officers, employees and contractors of the Parties who are involved in any transactions with or of the JV Company, the Parties agree to cause the JV Company to adopt as soon as practicable upon its establishment, policies and procedures and regular training programs sufficient to ensure compliance with the Anti-Corruption Laws. Each Party shall have audit and inspection rights to all documents pertaining to the JV Business as well as the activities conducted under the JV Transaction Documents to investigate and assess compliance with Anti-Corruption Laws. Neither Member shall involve directly or indirectly in the Business or any business conducted under any JV Transaction Document any officer or employee who has violated Anti-Corruption Laws, and the Parties agree to institute a rigorous and robust training program related to Anti-Corruption Laws for all those involved in the Business or business conducted under any JV Transaction Document.

18.3 Group Affiliation. The Members acknowledge and agree the Member’s intention is for the JV Company not to be deemed to be part of the SK group of companies under the antitrust laws and regulations of the Republic of Korea. If, at any time, the JV Company is determined by the Korean Fair Trade Commission to be part of the SK group of companies under the antitrust laws and regulations of the Republic of Korea (“Affiliation Designation”) or the Members mutually agree that an Affiliation Designation is likely to occur, then the Parties shall use their best efforts to restructure the terms of this Agreement to exclude the JV Company as part of the SK group of companies, the costs and expenses associated with such restructuring to be borne by SK (the “Affiliation Restructuring”).

ARTICLE 19. REPRESENTATIONS AND WARRANTIES, INDEMNITY

19.1 Representations and Warranties. Each Member represents and warrants to the other Members that: (a) it has the full power and authority to enter into and to perform its obligations under this Agreement and this Agreement will constitute the legally valid and binding obligations on it in accordance with its terms; (b) this Agreement has been duly authorized and approved by all required corporate action; (c) the entry and delivery of, and the performance by it of this Agreement will not result in any breach or be in contravention of any applicable Law or any provision of its constitutional documents, or result in any claim by a third party; (d) that as of the date of issuance of the Class A Units as contemplated under this Agreement, it shall own the Units for its own account, free and clear of any and all Liens, other than, in the case of Bloom Energy, the Scheduled Liens (if any); (e) that as of the Effective Date, no Governmental Approval or action of, filing with or notice to any governmental authority on the part of such Member is required in connection with the execution, delivery and performance of this Agreement, other than, in the case of Bloom Energy, the Scheduled Governmental Approvals (if any); (f) that as of the Effective Date, it is not involved in any action, claim, litigation, suit or other legal proceeding before or investigation by any governmental authority, or to its knowledge, threatened against it that, if adversely determined, will, or is expected to have a material adverse impact on the Business and (g) to the extent there is any legal proceeding before or investigation by any governmental authority as of the Effective Date involving a violation by such Member or any of its officers or employees of anti-corruption and anti-bribery laws and regulations, it has provided information regarding the circumstances giving rise to such legal proceeding or investigation in reasonable detail, including through a meeting of representatives of each of the Members held on September 20, 2019 KST and has also provided, through such meeting, information regarding the circumstances giving rise to any threatened legal proceeding or investigation by any governmental authority as of the Effective Date involving a violation by such Member or any of its officers or employees of anti-corruption and anti-bribery laws and regulations, if any.

19.2 Indemnity. Each Party (except for the JV Company) shall defend, indemnify and hold harmless the other Party, and its respective directors, officers, employees, agents, successors and assigns (each an “Indemnified Party”) from and against and in respect of all losses, liabilities, obligations, damages, deficiencies, actions, suits, proceedings, demands, assessments, orders, judgments, fines, penalties, costs and expenses (including reasonable fees and disbursements of lawyers, accountants and other professional advisers) of any kind or nature whatsoever (whether or not arising out of third party claims and including all amounts paid in the investigation, defense or settlement of the foregoing) (the foregoing, collectively, “Losses”) sustained, suffered or incurred by or made against any Indemnified Party arising out of, based upon or in connection with (a) any material inaccuracy in or breach of a representation and warranty given or made by such Party in this Agreement, and/or (b) any material breach of any covenant, undertaking or agreement given or made by it in this Agreement. Such indemnity obligation shall survive the termination of this Agreement.

ARTICLE 20. CONFIDENTIALITY

20.1 Definition of Confidential Information. In this Article 20, “Confidential Information” means all proprietary and/or confidential information, which is stated as confidential, or known or considered as known to be confidential information (whether in writing, orally or by another means and whether directly or indirectly), and disclosed by a Party (the “Disclosing Party”) to another Party (the “Receiving Party”), whether before or after the date of this Agreement, including information relating to the Disclosing Party’s products, operations, processes, plans or intentions, product information, know-how, design rights, trade secrets, proprietary information, market opportunities and business affairs, the contents of this Agreement and all confidential proprietary information about the JV Company and the Business. For the avoidance of doubt, this Article 20 shall apply to the JV Company (as both a Disclosing Party and a Receiving Party) and the Confidential Information of the JV Company.

20.2 Confidentiality. During the term of this Agreement and after the termination or expiration of this Agreement for three (3) years, the Receiving Party:

(a) may not use Confidential Information for any purpose other than the performance of its obligations under this Agreement;

(b) may not disclose the Confidential Information to any third party (including Affiliates) except with the prior written consent of the Disclosing Party; provided, that, each Member shall be permitted to disclose certain Confidential Information to certain Affiliates as follows: (a) in the case of SK, to disclose to SK Holdings Co., Ltd., Financial Statements prepared pursuant to Section 13.2, in the level of detail for the recipient to sufficiently assess the impact of the information; and (b) in the case of Bloom Energy, to disclose Confidential Information to Bloom Energy Korea, LLC.

(c) shall make every effort to prevent the unauthorized use or disclosure of the Confidential Information.

20.3 Disclosure to Directors, Officers and Employees. During the term of this Agreement, the Receiving Party may disclose Confidential Information to any of its directors, officers or employees of the Receiving Party (a “Recipient”) on a need to know basis and only to the extent that disclosure is reasonably necessary for the purposes of this Agreement. The Receiving Party shall ensure that a Recipient is made aware of and complies with the Receiving Party’s obligations of confidentiality under this Agreement as if the Recipient was a Party to this Agreement.

20.4 Return or Destruction. In the event of termination of this Agreement, or at any time at the request of the Disclosing Party, the Receiving Party shall as soon as reasonably practicable thereafter, at the Disclosing Party’s option, destroy or return to the Disclosing Party all Confidential Information on any media received by the Receiving Party hereunder, together with all partial or complete copies thereof, and the Receiving Party shall confirm in writing to the Disclosing Party that it has complied in all respects with this Article 20 if requested to do so by the Disclosing Party.

20.5 Exceptions to Confidentiality. Sections 20.1 through 20.4 above shall not apply to the Confidential Information which:

(a) is at the date of this Agreement, or at any time after that date becomes, publicly known other than by the Receiving Party’s or Recipient’s breach of this Agreement;

(b) can be shown by the Receiving Party to the Disclosing Party's reasonable satisfaction to have been known by the Receiving Party with written records before disclosure by the Disclosing Party to the Receiving Party;

(c) is received by the Receiving Party without restrictions from a third party without breach of any obligation of non-disclosure;

(d) is independently developed by the Receiving Party as shown to the satisfaction of the Disclosing Party by written records; or

(e) is required to be disclosed by Law or rules of a relevant stock exchange, in which case the Receiving Party shall inform the Disclosing Party in regard to the scope of Confidential Information that is required to be disclosed and the necessity of such disclosure and the Parties shall cooperate with each other in order to minimize the disclosure to the extent possible.

20.6 The types of access, confidentiality, and related prohibitions set forth in the PDA and Bloom Energy’s standard long term service agreement will be adapted for the JV context. In particular, it is understood that Bloom Energy will retain control regarding procedures for individual employees and officers access to sensitive information. Further, this protection must survive any hypothetical event of JV bankruptcy; Bloom Energy must be able to terminate the license agreement and any JV assets that contain intellectual property and trade secrets must be returned or transferred to Bloom Energy.

ARTICLE 21. NOTICE

Each notice, demand or other communication to be given or made under this Agreement shall be in writing and delivered by hand, by registered mail or internationally recognized overnight air courier or transmitted by facsimile or e-mail to the relevant Party at its address, fax number or e-mail address set out in Schedule 5 hereto (or such other address or fax number or e-mail address as the addressee has by five (5) Business Days’ prior written notice specified to the other Parties in accordance with this Article 21). Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been duly given (a) if delivered by hand or internationally recognized overnight air courier, when actually delivered to the relevant address, (b) if delivered by registered mail, upon the fifth (5th) calendar day following the dispatch and (c) if transmitted by fax or e-mail, upon the receiving Party’s confirmation of transmission; provided that if such day is not a working day in the place to which it is sent, such notice, demand or other communication shall be deemed delivered on the next following working day at such place.

ARTICLE 22. DISPUTE RESOLUTION

The Parties agree to carry out this Agreement in a spirit of mutual cooperation and good faith, and shall attempt to resolve amicably through discussions among the Parties with regard to any differences, disputes or controversies, which may arise in connection with this Agreement. Any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or the interpretation hereof or any arrangements relating hereto or contemplated herein or the breach, termination or invalidity hereof shall be finally settled by arbitration conducted by the Singapore International Arbitration Center (“SIAC”) in accordance with the rules of the SIAC. The number of arbitrators shall be one (to be appointed upon mutual agreement of the Parties), the seat, or legal place, of arbitral proceedings shall be Singapore and the language to be used in such arbitral proceedings shall be English.

ARTICLE 23. GOVERNING LAW

This Agreement shall be governed as to all matters, including validity, construction and performance, by and construed in accordance with the Laws of Korea.

ARTICLE 24. MISCELLANEOUS

24.1 Taxes and Expenses. Except as otherwise specifically set forth in this Agreement, each Party shall pay its own costs, charges and expenses, including, without limitation, any taxes and any fees and expenses of legal counsel, accountants, brokers, consultants, and other representatives used or hired by it, incurred in connection with the preparation, execution and implementation of this Agreement and the transactions contemplated hereby.

24.2 Severability. Should any provision of this Agreement be invalid or unenforceable, then such provision shall be given no effect and shall be deemed not to be included within the terms of this Agreement, but without invalidating any of the remaining terms of this Agreement as if the invalid or unenforceable portion was never a part of this Agreement when it was executed. The Parties shall then endeavor to replace the invalid or unenforceable provision by a valid or enforceable clause, which is closest to the original intent of the invalid or unenforceable provision.

24.3 Entire Agreement. This Agreement, together with the Schedules and Exhibits hereto, shall, as of the date set forth above, constitute the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all previous representations, understandings or agreement, oral or written, between the Parties with respect to the subject matter hereof.

24.4 Waiver. No waiver by any Party of any breach or failure to comply with any provision of this Agreement shall be construed as, or constitute, a continuing waiver of such provision or a waiver of any other breach of, or failure to comply with, any other provision of this Agreement.

24.5 Further Assurance. Upon the terms and subject to the conditions contained in this Agreement, each Party agrees: (i) to take or perform, or to use all reasonable efforts to be taken or performed, measures and matters necessary to consummate or effectuate the transactions contemplated under this Agreement, (ii) to prepare all the documents and certificates necessary or proper for the consummation of the transactions contemplated by this Agreement, and (iii) to cooperate with each other in connection with the foregoing in good faith.

24.6 Amendment. This Agreement may be amended, modified or superseded, and any of the terms, covenants or conditions hereof may be waived, only by a written instrument expressly referencing this Agreement as being amended, modified, superseded or waived, executed by all of the Parties, or, in the case of a waiver, by the Party waiving compliance.

24.7 Assignment. This Agreement shall be binding on and inure to the benefit of the successors and assigns of each of the Parties. Except as permitted in relation to the Transfer of Units consummated in accordance with the terms of this Agreement, neither this Agreement nor any rights and obligations hereunder shall be assignable by any Party without the prior written consent of the other Party. Any assignment or transfer of this Agreement by a Party in contravention of this clause shall be deemed null and void.

24.8 Time of the Essence. Time shall be of the essence in respect of any dates, times and periods specified in this Agreement, and in respect of any dates, times and periods which may be substituted for them in accordance with this Agreement or by a separate agreement in writing between the Members.

24.9 Specific Performance. The Parties hereby agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that in the event of a breach by any Party, damages would not be an adequate remedy, and each Member shall be entitled to specific performance and injunctive and other equitable relief in addition to any other remedy to which it may be entitled.

24.10 No Partnership or Agency. Except as otherwise specifically set forth in this Agreement, nothing in this Agreement will be deemed to constitute a partnership between the Parties nor, save as expressly set out herein, constitute either Party the agent of the other Party for any purpose.

24.11 Language/Counterparts. This Agreement is executed in the English language and may be executed in any number of counterparts, each of which shall be deemed an original. Unless it is prohibited under the applicable mandatory provisions of law, the English language text of this Agreement shall prevail over any other language version or any translation thereof.

(Signature Page Follows)

Signature Page to the Joint Venture Agreement

IN WITNESS WHEREOF, each Party has caused this Agreement to be executed by its duly authorized officer or representative as of the Effective Date.

Bloom Energy Corporation

BY:	/s/ KR Sridhar
Name:	KR Sridhar
Title:	Chairman & CEO

Signature Page to the Joint Venture Agreement

IN WITNESS WHEREOF, each Party has caused this Agreement to be executed by its duly authorized officer or representative as of the Effective Date.

SK Engineering & Construction Co., Ltd.

BY:	/s/ Jaehyun Ahn
Name:	Jaehyun Ahn
Title:	President & CEO

Schedule 1

Definitions and Interpretation

1.1 Definitions. For purposes of the Agreement the following capitalized terms shall have the respective meanings set forth below:

“Affiliate” means, with respect to any Party, any Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with such Party at any time during the period for which the determination of affiliation is being made.

“Ancillary Equipment” means (i) the site kit, (ii) the power distribution system, (iii) the External Modules.

“Applicable Exchange Rate” means the Korea Exchange Bank KRW-USD or USD-KRW, as applicable, Standard Exchange Rate at market opening on the date of determination, as published by KEB Hana Bank at https://www.kebhana.com/cont/mall/mall15/mall1501/index.jsp

“Articles of Incorporation” means the articles of incorporation to be adopted by the JV Company in accordance with Article 5 of this Agreement, as such may be amended from time to time.

“Anti-Corruption Laws” means all applicable Laws of any jurisdiction applicable to either Party or the JV Company, concerning or related to anti-corruption or anti-bribery, such as the Act on the Prevention of Corruption and the Establishment and Management of the Anti-Corruption and Civil Rights Commission of Korea, and the Foreign Corrupt Practices Act of the United States of America.

“Benchmark Price” means the cost of the JV Scope, if it had been supplied by Bloom Energy’s Delaware manufacturing facility.

“Big 4” means the following accounting firms: KPMG, PricewaterhouseCoopers, Ernst & Young, and Deloitte.

“Board” or “Board of Directors” means the board of directors of the JV Company in office at the applicable time, as appointed in accordance with the terms and conditions of this Agreement.

“BOP” means the support systems that provide fuel, air, exhaust and water flows to and from the Hot Box.

“Business Day” means any day other than a Saturday, a Sunday or a national holiday on which banks are required or authorized by law to be closed in California, USA or Seoul, Korea.

“Class A Units” mean units of the JV Company having voting rights of 4,000 votes per unit and distribution rights as described in Section 4.1(d).

“Class B Units” mean units of the JV Company having voting rights of 1 vote per unit and rights to the Distribution Preference.

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management, policies or affairs of a Person, whether through ownership of voting securities or general partnership or managing member interests, by contract or otherwise.

“Deadlock” means (a) a situation in which: (i) one of the matters set forth under Section 9.5 or Section 10.7 of the Agreement is proposed for a General Meeting or a meeting of the Board of Directors, as the case may be, has not been approved at two (2) consecutive meetings; (ii) such resolution has not been carried at such meetings by reason of any of the following: (i) an inability to form a quorum; or (ii) an inability to pass the resolution as required under this Agreement, the Articles of Incorporation or applicable Law; and (iii) such resolution has not been withdrawn by the proposing Member or Director; or (b) a situation where the PDA has been terminated and the Members do not reach mutual agreement to continue to operate the JV Company.

“Energy Server” means the Bloom Energy Server® composed of the YFP, YPE, YPM and YAC modules and all components therein.

“Equity Securities” means any units or capital stock of or other ownership interests in, the JV Company or any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such units or capital stock of or other ownership interests in the JV Company.

“External Modules” mean (i) the telemetry cabinet and (ii) the water deionization module.

“Fuel Cell Module” of “FCM” means (i) the Hot Box and (ii) the BOP.

“Fuel Cell Stack” means the solid oxide stack portion of the Hot Box.

“General Meeting” means either an annual or extraordinary general meeting of members of the JV Company.

“Governmental Approval” means, with respect to an action or transaction, any approval, license (manufacturing, export, import or otherwise), certificate, authorization, consent, order, report, permit, qualification, exemption, waiver or other authorization, or registration or filing, in each case issued, granted, given, filed or otherwise made available by or under the authority of all relevant national, local or administrative authorities of the United States of America, the states thereof, or Korea, as applicable, and any other applicable jurisdiction with respect to such action or transaction.

“Hot Box” means (i) the Fuel Cell Stack, (ii) the Fuel Cell Stack integration components and (iii) heat exchangers.

“Intellectual Property” means, collectively, all intellectual property and other similar proprietary rights in any jurisdiction or under any international convention, whether owned or held for use under license, whether registered or unregistered, including without limitation such rights in and to: (i) all patents and applications therefore, including all continuations, divisionals, continuations-in-part, and provisionals and patents issuing thereon, and all reissues, reexaminations, substitutions, renewals and extensions therefore, and inventions, invention disclosures, discoveries and improvements, whether or not patentable, (ii) all trademarks, service marks, trade names, brand names, trade dress rights, logos, slogans, corporate names and other source or business identifiers, Internet domain names and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions thereof, (iii) all copyrights, copyrightable works, works of authorship and moral rights, and all registrations, applications, renewals, extensions and reversions thereof, (iv) all trade secrets (including know-how, formulae, manufacturing and production processes and techniques, technical data, designs, drawings and specifications), all trade secret rights in any information, formula, pattern, compilation, program, device, method, technique, or process and market and other data, and rights to limit the use or disclosure of any of the foregoing by any Person, (v) all material software related to such Person’s business (including data and related documentation), (vi) all other intellectual property or proprietary rights in technology and other proprietary or confidential information, including customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals, and (vii) all claims, causes of action and defenses relating to the enforcement of any of the foregoing.

“JV Transaction Documents” means, collectively, the Articles of Incorporation, the PDA Amendment, the Bloom Energy License Agreement and the Trademark License Agreements.

“JV Transfer Price” means all costs incurred by the JV Company to produce the JV Scope, including but not limited to cost to produce the JV scope, administrative costs, corporate income taxes and other taxes, together with transfer pricing as required by applicable law and prudent accounting practices.

“K-IFRS” means International Financial Reporting Standards, as applied in the Republic of Korea.

“Korean Won” or “KRW” means the lawful currency of the Republic of Korea.

“Law” means any law, statute, regulation, decree, ordinance, guidelines, directives, requirement, or other legally binding regulation, any holding, decision or order of a court, or any order of all relevant national, local or administrative authorities having competent jurisdiction.

“Lien” means any mortgage, pledge, lien, encumbrance, security interest, claim, voting agreement, conditional sale agreement, title retention agreement, option, power of attorneys, authorizations, and restriction or limitation of any kind, nature, character or description whatsoever.

“Management Team” means the Representative Director, , the COO, and all other employees of the JV Company at the top level of employment as identified and agreed by the Parties to be tasked with the day-to-day operations and management of the JV Company.

“Members” means, collectively, Bloom Energy and SK, and “Member” means each of Bloom Energy and SK.

“Outstanding SK Additional Contribution Amount” means the aggregate amount of all SK Additional Contributions that have been made and remain un-recouped by SK pursuant to a distribution made in accordance with Section 4.1(d)(ii), which amounts shall be recorded in USD based on the USD set forth in the applicable Contribution Call Notice, other than the Initial Capital Contribution for the subscription of the Class B Units by SK, which shall be deemed to be USD$705,000.

“Permitted Transferee” means any Person who is permitted to acquire Units from a Member (as the case may be) in accordance with this Agreement, and executes a Joinder Agreement pursuant to Section 8.2 below.

“Person” means any individual, partnership, limited liability company, corporation, association, joint stock company, trust, entity, joint venture, labor organization, unincorporated organization, or governmental authority.

“Representative Director” means the chief executive officer of the JV Company with power and authority to conduct, oversee, manage and supervise the day-to-day activities of the JV Company, as the highest ranking employee of the JV Company.

“Scheduled Governmental Approvals” means the Governmental Approvals or actions of, filings with or notices to any governmental authority applicable to Bloom Energy, if any, which will be provided by Bloom Energy in writing in accordance with Article 21 of this Agreement within twenty (20) Business Days of the execution of this Agreement.

“Scheduled Liens” means Liens applicable to Bloom Energy, if any, which will be provided by Bloom Energy in writing in accordance with Article 21 of this Agreement within twenty (20) Business Days of the execution of this Agreement.

“SK Additional Contribution Cap Amount” means, as of any date of determination, the difference between (a) USD$11,905,000; less (b) the then-applicable Outstanding SK Additional Contribution Amount.

“Subsidiary” with respect to any Party, means any Person that is controlled by such Party at any time during the period for which the determination of affiliation is being made. For the purposes of this definition,” a Party shall be deemed to “control” such Person if such Party, directly or indirectly, owns or holds more than 50% of the voting equity securities in such Person.

“System” means the system composed of (i) Energy Server and (ii) the Ancillary Equipment for the installation and operation of the Energy Server.

“Territory” means Korea.

“Transfer” or “Transferring” (or any correlative term) with respect to any Units or Equity Securities means, (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, subject to a Lien, hypothecate or otherwise transfer such Units or Equity Securities or any participation or interest therein, whether directly or indirectly and whether or not voluntarily, or agree or commit to do any of the foregoing and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, Lien, hypothecation, or other transfer of such Units or Equity Securities or any participation or interest therein or any agreement or commitment to do any of the foregoing.

“US GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Units” shall mean the ownership interests of the JV Units, composed of Class A Units and Class B Units.

“YAC” means the a/c inverter unit module.

“YFP” means the fuel processing unit module.

“YPE” means the power enclosure module, including power electronics.

“YPM” means the power module, composed of (i) the Fuel Cell Module and (ii) the YPE.

“United State Dollars” or “US$” means the lawful currency of the United States of America.

“USA” means United States of America.

1.2 Index of Other Defined Terms. In addition to the terms defined above, the following capitalized terms shall have the respective meanings given thereto in the Articles indicated below:

“Additional Contribution Amount”	4.1(b)(ii)
“Affiliation Designation”	18.3
“Affiliation Restructuring”	18.3
“Agreed Return”	4.1(d)
“Agreed Return Distribution Preference”	4.1(d)
“Agreement”	Preamble
“Applications IP”	12.2
“Applications R&D”	6.4
“Audio Conferencing”	10.3
“Bloom Energy”	Preamble
“Bloom Energy Directors”	10.2(b)
“Bloom Energy License Agreement”	6.5(b)
“Bloom Energy Marks”	6.5(c)
“Bloom Energy Quality Standards”	6.2(c)
“Bloom Preference Assets”	15.2(a)
“Business”	6.1
“Condition Precedent”	3.4
“Confidential Information”	20.1

“Contribution Call Notice”	4.1(b)
“COO”	11.2
“Delaware Facilities”	6.2(a)
“Director”	6.4
“Disclosing Party”	20.1
“Distribution Preference”	4.1(d)
“Effective Date”	Preamble
“Expense Policy”	13.4
“Financial Statements”	13.2
“General Meeting Notice”	9.2
“Indemnified Party”	19.2
“Initial Capital Contributions”	3.3
“Initial Operating Plan”	13.3
“Joinder Agreement”	8.2
“JV Company”	Recitals
“JV Scope”	6.2
“JV Transaction Documents Agreement”	6.6
“KCC”	4.3(d)
“Korea”	Preamble
“Losses"	19.2
“Manufacturing Facilities”	6.2(a)
“Member Managers”	14.2
“Member Executives”	14.2
“Minimum Cash Balance”	4.1
“Operating Plan”	13.3
“Overage Distribution Preference”	4.1(d)
“Party” or “Parties”	Preamble
“PDA”	Recitals
“PDA Amendment”	6.5(a)
“Receiving Party”	20.1
“Recipient”	20.3
“SIAC”	22
“SK”	Preamble
“SK Additional Contribution”	4.1(b)(ii)
“SK Additional Contribution Settlement”	4.1(d)
“SK Additional Contributions Trigger”	4.1
“SK Directors”	10.2(b)
“SK Marks”	6.5(c)
“SK Group”	16.2(d)
“Trademark License Agreement”	6.5(c)
“Transferor”	8.2
“Transferee”	8.2

1.3 Rules of Interpretation.

(a) Every part of this Agreement shall be deemed to be supplementary and complementary with every other part of this Agreement and shall be read with and construed as a whole as much as practical. This Agreement has been fully reviewed and negotiated by the Parties and in interpreting this Agreement, no weight shall be placed upon which Party or its legal advisor drafted the provision being interpreted.

(b) Headings in this Agreement are for reference purposes only and are not intended to be used to interpret this Agreement.

(c) References in this Agreement to Articles, Sections, Preamble, Recitals, Schedules or Exhibits are to Articles, Sections, Preamble, Recitals, Schedules or Exhibits of this Agreement. All Appendices will be deemed to be incorporated in this Agreement as if set forth in full herein. All Schedules and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(d) Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders.

(e) General references to this Agreement and to other agreements shall be deemed to cover all valid amendments, modifications and supplements, and to include any and all exhibits, schedules, and other attachments hereto and thereto, as the same may be in effect at the time such reference becomes operative.

(f) The words, “hereto,” “hereof,” “herein,” “hereunder,” “hereby” and other words of similar import shall be deemed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g) The words “include,” “includes” and “including” will be deemed to be followed by the phrase “without limitation,” and the word “or” is not exclusive.

(h) Save where the context otherwise requires, the word “agree” shall require the parties to agree in writing.

(i) Acronyms describing System components in this Agreement are based upon nomenclature from the “Yuma” generation of Systems. References herein to such System components shall not be limited to the “Yuma” generation, and as Bloom Energy advances the generation of Systems sold in the Republic of Korea, such acronyms shall be deemed to reference the similar component used in such future generation.

Schedule 3

Matters Requiring Unanimous Consent

Notwithstanding anything to the contrary contained in this Agreement, the consent of all Members shall be required for each of the following actions of the JV Company:

(a) To pay dividends on the capital stock of the JV Company;

(b) To create a new subsidiary or associated company;

(c) To enter into any joint venture or alliance arrangement with another Person; and

(d) To effect any matters requiring special resolutions (at least three fourths) under Korean law.

Schedule 4

Matters Requiring Unanimous Approval of all Directors

Notwithstanding anything to the contrary, the unanimous approval of all Directors shall be required for each of the matters listed below:

(a)	To incur or guarantee debt;

(b)	To make a loan to any third party, including without limitation, any employee or Director of the JV Company;

(c)	To make any investment, capital expenditure, asset acquisition or any other transactions requiring expenditure or incurrence of a liability, indebtedness or guarantee in excess of the amounts approved in the applicable Initial Operating Plan, individually or in aggregate if carried out in a series of transactions;

(d)	To enter into any transaction with management or any member of the Board, except for employment contracts approved by the Board and transactions entered at arms-length terms which are no less favorable to the JV Company than could be obtained from unrelated third parties;

(e)	To commence, participate in, compromise or settle any material action with respect to any litigation, judicial, administrative or arbitration proceeding relating to the JV Company;

(f)	To approve the Initial Operating Plan;

(g)	To enter into any exclusive license, lease, sale, distribution or other disposition of any Applications IP of the JV Company;

(h)	To enter into any procurement or sales agreement in connection with the Delivery of Systems in excess of the MW provided for in the applicable Initial Operating Plan;

(i)	To adopt or materially amend any agreements, understanding or arrangement of the JV Company with any Member or any Affiliate(s) of a Member (not including, for the avoidance of doubt, delivery by the JV Company of a Contribution Call Notice, the receipt of a SK Additional Contribution, or the issuance of Class B Units to SK in accordance with applicable Laws in connection with an SK Additional Contribution).

(j)	To enter into any transaction with Bloom Energy, an Affiliate(s) of Bloom Energy and/or any employee, officer or director of Bloom Energy, other than in connection with the payment for the purchase by the JV Company of components of the System contemplated by the JV Scope; and

(k)	To approve the Expense Policy and any amendment thereof.

Schedule 5

Contact Information for Notices

Bloom Energy

Bloom Energy Corporation

Address: 4353 North 1st Street

Attn.: San Jose, California 95134

Phone: +1 (408) 543-1500

Attention: General Counsel

Email: Shawn.Soderberg@bloomenergy.com

with a copy to:

Lee & Ko

Address: Hanjin Building 63, Namdaemun-ro Jung-gu Seoul 04532 Korea

Attn.: Nelson Ahn

Phone: +82 2 772 4000

Email: nelson.ahn@leeko.com

SK

SK Engineering & Construction Co., Ltd.

Address: 19 Yulgok-ro 2-gil, Jongno-gu Seoul 03143, Korea

Attn.: Head of Business Group, the Fuel Cell Business Group (Wang Jae (Justin) Lee)

Phone: +82.2.3700.7912

Email: justinwlee@sk.com

with a copy to:

Shin & Kim

Address: D-Tower (D2), 23F, 17 Jongno 3-gil, Jongno-gu, Seoul 03155, Korea

Attn.: Jae Young Chang

Phone: +82.2.316.4350

Fax: +82.2.756.6226

Email: jychang@shinkim.com

Exhibit A

Form of Joinder Agreement

(JV Company)

JOINDER AGREEMENT

THIS JOINDER AGREEMENT (this “Agreement”) is entered into this ____ day of ______, 2016 by and among:

(1)	Bloom Energy Corporation, a corporation duly organized and validly existing under the laws of the State of Delaware, United States of America with its head corporate office at 4353 North 1st Street, San Jose, California 95134 (“Bloom Energy”); and

(2)	SK Engineering & Construction Co., Ltd., joint stock company (chusik hoesa in Korean) duly organized and validly existing under the laws of the Republic of Korea (“Korea”) with its registered office at Insa-dong7gil 32, Jongno-gu, Seoul, Republic of Korea (“SK”); and

(3)	Bloom SK Fuel Cell, Ltd., a limited liability company (yuhan hoesa in Korean) duly organized and validly existing under the laws of Korea with its registered office at [*] (the “JV Company”).

Each of Bloom Energy and SK are referred to herein individually as a “Member” and collectively as the “Members.” The Members and the JV Company are referred to herein individually as “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Members entered into that certain Joint Venture Agreement dated September 24, 2019 (the “Joint Venture Agreement”) to set forth the terms and conditions regarding the establishment, management and operation of the JV Company and the Members’ respective rights and obligations as members of the JV Company; and

WHEREAS, pursuant to Section 2.2 of the Joint Venture Agreement, the Members agreed to cause the JV Company to enter into this Agreement as set forth herein below.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained below, the Parties hereby agree as follows:

1. Definitions

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Joint Venture Agreement.

2. Joinder

The JV Company hereby confirms and acknowledges that it has been supplied with a copy of the Joint Venture Agreement. By executing this Agreement, the JV Company shall become a party to the Joint Venture Agreement, as of the date hereof, and the JV Company hereby agrees to be bound by the terms and conditions set forth in the Joint Venture Agreement applicable to the JV Company, and shall assume all rights and obligations applicable to it as the JV Company under the Joint Venture Agreement, with the same force and effect as if originally named therein.

Except as amended pursuant to this Agreement, all of the provisions in the Joint Venture Agreement shall remain in full force and effect as set forth therein.

3. Governing Law

This Agreement shall be governed as to all matters, including validity, construction and performance, by and construed in accordance with the Laws of Korea.

4. Effective Date

This Agreement shall become effective upon execution hereof.

5. Notice

Any notices given to the JV Company under the Joint Venture Agreement pursuant to Article 21 of the Joint Venture Agreement shall be made to the:

Address:	[*]

Attn.: [*]

Phone: [*]

Fax: [*]

Email: [*]

6. Language/Counterparts

This Agreement is executed in the English language and may be executed in any number of counterparts, each of which shall be deemed an original. Unless it is prohibited under the applicable mandatory provisions of law, the English language text of this Agreement shall prevail over any other language version or any translation thereof.

(Signature Page Follows)

Signature Page to the JV Company Joinder Agreement

IN WITNESS WHEREOF, the authorized representatives of the parties hereto have executed this Agreement as of the date first written above.

Bloom Energy Corporation

BY:
Name:
Title:

SK Engineering & Construction Co., Ltd.

BY:
Name:
Title:

[*]

BY:
Name:
Title:

Exhibit B

Form of Joinder Agreement

(Permitted Transferee)

JOINDER AGREEMENT

The undersigned, [name of transferee], is acquiring, simultaneously with the execution of the relevant unit purchase agreement concerned, _______ units of [Class [*] Units] of [*] (the “Units”) at the purchase price of ___________ per unit from [name of transferring member].

As a condition to the acquisition of the Units, the undersigned has agreed to join in a certain Joint Venture Agreement dated as of [*], 2019 (the “Joint Venture Agreement”) by and among Bloom Energy, SK and the JV Company (each as defined therein) by means of this Joinder Agreement.

The undersigned acknowledges and agrees that execution of this Joinder Agreement is a condition precedent to the acquisition of the Units pursuant to the unit purchase agreement concerned.

In all respects, the undersigned agrees to become a party to the Joint Venture Agreement and agrees to be bound by all of the terms and conditions thereof as a member to the full extent.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement this ______th day of ________, 20 .

[                                                     ]

By:
Name:
Title: